Exhibit A

AMERICAN PENSION INVESTORS TRUST

CERTIFICATE OF SECRETARY

I, David M. Basten, Secretary of American Pension Investors Trust (“Trust”), hereby certify that a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, as defined by the Investment Company Act of 1940 (“Independent Trustees”) adopted the following resolutions effective July 8, 2009:

RESOLVED, that, having considered all relevant factors, including, but not limited to, the value of the aggregate assets of the Portfolios to which an employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the portfolio securities of the Portfolios, the Trustees have determined that the Trust’s renewal of the fidelity bond issued by Federal Insurance Company of the Chubb Group of Insurance Companies (“Chubb”) is in the best interests of the Trust and each Portfolio, and they hereby approve and ratify such renewal; and be it

FURTHER RESOLVED, that Fidelity Bond Number 81094924 (“Fidelity Bond”) issued by Chubb, which Fidelity Bond is currently in effect with respect to the Portfolios of the Trust in aggregate coverage amount of $1,000,000 is reasonable in form and amount; and be it

FURTHER RESOLVED, that the portion of the premium to be paid by each Portfolio for coverage under the Fidelity Bond for the period June 26, 2009 through June 26, 2010, as set forth in the table below, is hereby approved, taking all relevant factors into account including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such parties, the amount of the bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured and the extent to which the share of the premium allocated to a Portfolio is less than the premium such Portfolio would have had to pay if it had provided and maintained a single insured bond.

Portfolio	Premium
Capital Income Fund	$3,557
Growth Fund	$6,446
Income Fund	$4,460
Multiple Index Fund	$4,167
Value Fund	$4,302
Master Allocation Fund	$1,482

; and be it

FURTHER RESOLVED, that the Trust’s renewal of the Fidelity Bond be, and hereby is, approved and ratified and the payment of such premiums by any officer of the Trust be, and it hereby is, approved and ratified; and be it

FURTHER RESOLVED, that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by the Trust, each Portfolio shall receive an equitable and proportionate share of the recovery; and be it

FURTHER RESOLVED, that appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver such documents and directed to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder and the Trust’s By-Laws; and be it

FURTHER RESOLVED, that the Secretary or the Chief Financial Officer of the Trust be, and each hereby is, directed and authorized to make filings and give notices required by Rule 17g-1(g) and (h) under the 1940 Act.

By:	/s/ David M. Basten
David M. Basten, Secretary
American Pension Investors Trust